UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		161,278
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,411,029
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,411,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

The RBI Opportunities Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,850,920*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,850,920*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,850,920*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,965,117 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

5

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

The RBI Opportunities Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,461,423*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,461,423*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,461,423*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%*
14	TYPE OF REPORTING PERSON

OO

* Includes 805,664 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

6

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,515,674*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,515,674*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,515,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%*
14	TYPE OF REPORTING PERSON

OO

* Includes 2,770,781 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

7

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		108,628
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

108,628
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

108,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

8

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,699,581*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,497
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,699,581*
	10	SHARED DISPOSITIVE POWER

6,550,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,249,829*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 2,770,781 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

9

CUSIP No. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,837
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		308,206
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,837
	10	SHARED DISPOSITIVE POWER

6,557,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,610,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 774374102

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (“Amendment No. 15”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of Richmond Brothers, RBI PI, RBI PII, RBI Opportunities, RBI Opportunities II and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 161,278 Shares owned directly by Richmond Brothers is approximately $475,044, excluding brokerage commissions. The aggregate purchase price of the 6,249,751 Shares held by the Separately Managed Accounts is approximately $31,503,427, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 38,490 Shares owned directly by RBI PII is approximately $214,716, excluding brokerage commissions. The aggregate purchase price of the 5,541,562 Shares (together with the warrants referenced in the first sentence of the following paragraph) owned in the aggregate by RBI Opportunities and RBI Opportunities II is $22,000,000, excluding brokerage commissions. The aggregate purchase price of the 108,628 Shares owned directly by the RBI Plan is approximately $494,270, excluding brokerage commissions.

Pursuant to the Securities Purchase Agreement (as defined and described in Amendment No. 12 to the Schedule 13D), RBI Opportunities received warrants exercisable into 2,770,781 Shares from the Issuer, of which warrants exercisable into 805,664 Shares were transferred to RBI Opportunities II in an exempt transaction. The warrants have an exercise price of $4.96 per Share and will now expire on April 30, 2025.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 214,498 Shares beneficially owned by Mr. Richmond, including 29,787 Shares directly owned by his spouse, 797 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $910,662, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 91,137 Shares beneficially owned by Mr. Curfman, including the 38,300 Shares directly owned by his spouse, is approximately $525,761, excluding brokerage commissions.

11

CUSIP No. 774374102

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 91,975,466 Shares outstanding as of September 25, 2020, which is the total number of Shares outstanding based on information contained in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on September 25, 2020.

A.	Richmond Brothers
(a)	As of the date hereof, Richmond Brothers directly beneficially owned 161,278 Shares, and an additional 6,249,751 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may also be deemed the beneficial owner of the 6,249,751 Shares held in the Separately Managed Accounts.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 161,278
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,411,029
4. Shared power to dispose or direct the disposition: 0

B.	RBI PI
(a)	As of the date hereof, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

12

CUSIP No. 774374102

C.	RBI PII
(a)	As of the date hereof, RBI PII beneficially owned 38,490 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,490
4. Shared power to dispose or direct the disposition: 0

D.	RBI Opportunities
(a)	As of the date hereof, RBI Opportunities beneficially owned 5,850,920 Shares (including 1,965,117 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 5,850,920
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,850,920
4. Shared power to dispose or direct the disposition: 0

E.	RBI Opportunities II
(a)	As of the date hereof, RBI Opportunities II beneficially owned 2,461,423 Shares (including 805,664 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 2,461,423
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,461,423
4. Shared power to dispose or direct the disposition: 0

13

CUSIP No. 774374102

F.	RBI Manager
(a)	As the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI, (ii) 38,490 Shares owned by RBI PII, (iii) 5,850,920 Shares beneficially owned by RBI Opportunities and (iv) 2,461,423 Shares beneficially owned by RBI Opportunities II.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 8,515,674
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,515,674
4. Shared power to dispose or direct the disposition: 0

G.	RBI Plan
(a)	As of the date hereof, the RBI Plan beneficially owned 108,628 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 108,628
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 108,628
4. Shared power to dispose or direct the disposition: 0

H.	Mr. Richmond
(a)	As of the date hereof, Mr. Richmond beneficially owned 214,498 Shares, including 29,787 Shares directly owned by his spouse, 797 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 161,278 Shares owned directly by Richmond Brothers, (ii) 6,249,751 Shares held in the Separately Managed Accounts, (iii) 164,841 Shares owned by RBI PI, (iv) 38,490 Shares owned by RBI PII, (v) 5,850,920 Shares beneficially owned by RBI Opportunities, (vi) 2,461,423 Shares beneficially owned by RBI Opportunities II and (vii) 108,628 Shares owned by the RBI Plan.

Percentage: Approximately 16.1%

(b)	1. Sole power to vote or direct vote: 8,699,581
2. Shared power to vote or direct vote: 300,497
3. Sole power to dispose or direct the disposition: 8,699,581
4. Shared power to dispose or direct the disposition: 6,550,248

14

CUSIP No. 774374102

I.	Mr. Curfman
(a)	As of the date hereof, Mr. Curfman beneficially owned 91,137 Shares, including 38,300 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 161,278 Shares owned directly by Richmond Brothers, (ii) 6,249,751 Shares held in the Separately Managed Accounts and (iii) 108,628 Shares owned by the RBI Plan.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 52,837
2. Shared power to vote or direct vote: 308,206
3. Sole power to dispose or direct the disposition: 52,837
4. Shared power to dispose or direct the disposition: 6,557,957

An aggregate of 15,340,966 Shares (including 2,770,781 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision), constituting beneficial ownership of approximately 16.2% of the outstanding Shares, are reported in this Amendment No. 15 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(c)	The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

15

CUSIP No. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

16

CUSIP No. 774374102

The RBI Opportunities Fund II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

17

CUSIP No. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the past sixty days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	2,740	1.7208	07/31/2020
Sale of Common Stock	(792)	1.7749	08/03/2020
Purchase of Common Stock	1,143	1.7589	08/03/2020
Sale of Common Stock	(563)	1.7800	08/03/2020
Purchase of Common Stock	2,900	1.7700	08/04/2020
Purchase of Common Stock	2,400	1.7900	08/04/2020
Purchase of Common Stock	100	1.7900	08/04/2020
Purchase of Common Stock	104	1.7950	08/04/2020
Purchase of Common Stock	600	1.7850	08/04/2020
Purchase of Common Stock	7,100	1.8000	08/04/2020
Purchase of Common Stock	700	1.7800	08/04/2020
Purchase of Common Stock	100	1.7950	08/04/2020
Purchase of Common Stock	100	1.7950	08/04/2020
Purchase of Common Stock	700	1.7750	08/04/2020
Purchase of Common Stock	4,100	1.7900	08/04/2020
Purchase of Common Stock	296	1.7993	08/04/2020
Purchase of Common Stock	200	1.7850	08/04/2020
Purchase of Common Stock	100	1.7775	08/04/2020
Purchase of Common Stock	5,231	1.7800	08/04/2020
Purchase of Common Stock	2,392	1.8000	08/04/2020
Purchase of Common Stock	100	1.7950	08/04/2020
Purchase of Common Stock	400	1.7850	08/04/2020
Purchase of Common Stock	200	1.7850	08/04/2020
Purchase of Common Stock	200	1.7750	08/04/2020
Purchase of Common Stock	200	1.7900	08/04/2020
Purchase of Common Stock	900	1.8000	08/04/2020
Purchase of Common Stock	100	1.7850	08/04/2020
Purchase of Common Stock	300	1.7850	08/04/2020
Purchase of Common Stock	600	1.7700	08/04/2020
Purchase of Common Stock	4,200	1.7900	08/04/2020
Purchase of Common Stock	1,600	1.7800	08/04/2020
Purchase of Common Stock	200	1.7900	08/04/2020
Purchase of Common Stock	600	1.7893	08/04/2020
Purchase of Common Stock	11,100	1.7961	08/05/2020
Sale of Common Stock	(842)	1.7250	08/10/2020
Sale of Common Stock	(520)	1.7450	08/10/2020
Purchase of Common Stock	1,734	1.7400	08/12/2020
Sale of Common Stock	(4,000)	1.6203	08/13/2020
Sale of Common Stock	(1,134)	1.6501	08/14/2020
Sale of Common Stock	(7,000)	1.6500	08/14/2020
Sale of Common Stock	(1,496)	1.5500	08/19/2020
Sale of Common Stock	(2,290)	1.5500	08/19/2020
Sale of Common Stock	(6,200)	1.5500	08/19/2020
Purchase of Common Stock	1,741	1.5544	08/21/2020
Sale of Common Stock	(140)	1.5500	08/25/2020
Sale of Common Stock	(2,891)	1.3654	08/27/2020
Sale of Common Stock	(37)	1.3691	08/27/2020
Sale of Common Stock	(9,981)	1.3750	08/27/2020
Purchase of Common Stock	15,000	1.3669	08/27/2020
Purchase of Common Stock	20,000	1.3597	08/27/2020
Purchase of Common Stock	20,000	1.3656	08/27/2020
Purchase of Common Stock	18,000	1.3499	08/27/2020
Sale of Common Stock	(1,973)	1.3656	08/28/2020
Purchase of Common Stock	18,000	1.3849	08/28/2020
Purchase of Common Stock	18,000	1.3824	08/28/2020
Purchase of Common Stock	312	1.2767	09/01/2020
Purchase of Common Stock	783	1.2767	09/02/2020
Purchase of Common Stock	2,329	1.2891	09/02/2020
Purchase of Common Stock	19,000	1.2957	09/02/2020
Purchase of Common Stock	20,000	1.2296	09/02/2020
Purchase of Common Stock	2,326	1.2897	09/02/2020
Purchase of Common Stock	4,000	1.2199	09/03/2020
Purchase of Common Stock	820	1.2137	09/03/2020
Sale of Common Stock	(4,248)	1.2204	09/03/2020
Purchase of Common Stock	1,772	1.2189	09/03/2020
Purchase of Common Stock	15,832	1.2268	09/03/2020
Purchase of Common Stock	4,491	1.1191	09/04/2020
Purchase of Common Stock	13,514	1.1400	09/04/2020
Sale of Common Stock	(1,098)	1.1200	09/04/2020
Sale of Common Stock	(11,603)	1.2200	09/08/2020
Sale of Common Stock	(9,251)	1.2252	09/08/2020
Purchase of Common Stock	840	1.1999	09/08/2020
Purchase of Common Stock	4,000	1.1947	09/08/2020
Purchase of Common Stock	18,075	1.3499	09/10/2020
Purchase of Common Stock	4,155	1.3500	09/10/2020
Purchase of Common Stock	5,475	1.3500	09/10/2020
Purchase of Common Stock	19,531	1.2894	09/11/2020
Purchase of Common Stock	3,790	1.2747	09/17/2020
Sale of Common Stock	(1,865)	1.7400	09/22/2020
Purchase of Common Stock	41,000	1.1800	09/23/2020
Purchase of Common Stock	1,538	1.2850	09/23/2020
Purchase of Common Stock	900	1.1038	09/24/2020
Purchase of Common Stock	45,000	1.0859	09/24/2020
Purchase of Common Stock	18,000	1.1100	09/24/2020
Purchase of Common Stock	4,500	1.1092	09/24/2020

Richmond Brothers 401(k) Profit Sharing Plan

Purchase of Common Stock	1,666	1.1967	09/08/2020
Purchase of Common Stock	3,181	1.1057	09/24/2020